Dana Holding Corporation
4500 Dorr Street
Toledo, Ohio 43615
August 4, 2008
Via facsimile and EDGAR submission
Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dana Holding Corporation
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
File No. 001-01063
Dear Ms. Cvrkel:
On behalf of Dana Holding Corporation (“Dana”), I submit our responses to the comments in your letter dated July 29, 2008 related to Dana’s Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008 filed with the Securities and Exchange Commission on March 14, 2008 and May 12, 2008, respectively. Our responses to the comments are set forth below. For ease of reference, the comments are also set forth below in their entirety.
We believe the revisions we have proposed and the answers we have provided in response to your comments in both the July 29, 2008 letter and the July 1, 2008 letter respond fully to all of the issues you have raised.
Accordingly, we intend to include all of these expanded disclosures in our Form 10-Q for the quarter ended June 30, 2008 which we expect to file on or before August 11, 2008.
If we were to amend our Form 10-Q for the quarter ended March 31, 2008, the amended document would not be available until after we file our Form 10-Q for the quarter ended June 30, 2008. Given that the expanded disclosures described herein and in our letter dated July 21, 2008 will be available to investors in our next Form 10-Q, we believe that amending our Form 10-Q for the quarter ended March 31, 2008 provides little or no benefit to investors. Accordingly, we do not plan to file a Form 10-Q/A for the quarter ended March 31, 2008 unless instructed to do so in your response to this letter.

Form 10-Q for the quarter ended March 31, 2008
Note 1. Emergence from Chapter 11, Page 8
Emergence from Reorganization Proceedings and Related Subsequent Events.
Item 1.
We note from your response to our prior comment 4 that you will revise Note 2 to include additional disclosure explaining the significant assumptions and methodologies used to determine enterprise value. However, we do not believe that your proposed disclosure includes disclosure of all significant assumptions. Please revise to include disclosure of the EBITDA exit multiples used in the EBITDA Multiple Method. Also, please revise to identify sensitive assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affected the measurement value, and assumptions about anticipated conditions that are expected to be different from current conditions. See paragraph 39 of SOP 90-7.
Response:
We will revise Note 2, Emergence from Chapter 11 (disclosed as Note 1 in our Form 10-Q for the quarter ended March 31, 2008), beginning with our Form 10-Q for the quarter ended June 30, 2008 to expand the discussion under Fresh Start Accounting to include the deletion below and the insertion of the bold text to discuss the sensitive assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affected the measurement value and assumptions about anticipated conditions that are expected to be different from current conditions.
We have also disclosed the range of EBITDA exit multiples used in the EBITDA multiple method.
The revised section of Note 2 follows:

Note 2. Emergence from Chapter 11
Emergence from Reorganization Proceedings and Related Subsequent Events
Fresh Start Accounting — [Paragraphs 1 and 2 are unchanged]
     SOP 90-7 provides, among other things, for a determination of the value to be assigned to the equity of the emerging company as of a date selected for financial reporting purposes. Dana’s compromise total enterprise value is $3,563. This value represents the amount of resources available for the satisfaction of post-petition liabilities and allowed claims, as negotiated between the Debtors and their creditors. This value, along with other terms of the Plan, was determined only after extensive arms-length negotiations with the claimholders. Dana developed its view of what the value should be based upon expected future cash flows of the business after emergence from Chapter 11, discounted at rates reflecting perceived business and financial risks (the discounted cash flow). This valuation and a valuation using market value multiples for peer companies were blended to arrive at the compromise valuation. This value is the enterprise value of the entity and, after adjusting for certain liabilities and debt as explained below and summarized in explanatory note (5) to the reorganized consolidated balance sheet, is intended to approximate the amount a willing buyer would pay for the assets and liabilities of Dana immediately after restructuring. ~~Based on current conditions in the automotive industry and general economic conditions, we used the low end of the range of valuations to determine the enterprise reorganization value.~~
     The basis for the discounted cash flows (DCF) was the projections published in the Plan. These five-year estimates included projected changes associated with our reorganization initiatives, anticipated changes in general market conditions, including variations in market regions and known new business gains and losses, as well as other factors considered by Dana management. We completed the DCF analysis by operating segment in late 2007 using discount rates ranging from 10.5% to 11.5% based on a capital asset pricing model which utilized weighted average cost of capital relative to certain ASG and HVSG reference group companies. The estimated enterprise value and the resulting equity value were highly dependent on the achievement of the future financial results contemplated in the projections that were published in the Plan. The estimates and assumptions made in our valuation are inherently subject to significant uncertainties, many of which are beyond our control, and there was no assurance that these results could be achieved. The primary assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affected the measurement value included the revenue assumptions, anticipated levels of commodity costs, achievement of the cost reductions outlined in our 2007 Form 10-K, the discount rate utilized, expected foreign exchange rates, the demand for pick-up trucks and SUVs and the overall strength of the U.S. automotive markets. The primary assumptions for conditions expected to be different from conditions in late 2007 were stronger light vehicle and off-highway markets outside North America and a peak in demand for Class 8 trucks in North America in 2009 related to stricter U.S. emission standards that become effective in 2010.
     Based on conditions in the automotive industry and general economic conditions, we used the low end of the range of valuations to determine the enterprise reorganization value.
     For the DCF portion of the valuation, we utilized the average of two DCF methodologies to derive the enterprise value of Dana:
•	EBITDA Multiple Method — The sum of the present values of the unlevered free cash flows was added to the present value of the terminal value of Dana, computed using EBITDA exit multiples by segment ranging from 3.8 to 9.0 based in part on the range of multiples calculated in using a comparable public company methodology, to arrive at an implied enterprise value for Dana’s operating assets (excluding cash).

•	Perpetuity Growth Method — The sum of the present values of the unlevered free cash flows was added to the present value of the terminal value of Dana, which was computed using the perpetuity growth method based in part on industry growth prospects and our business plans, to arrive at an implied enterprise value for Dana’s operating assets (excluding cash).
Explanatory Note (5)
Item 2.
We note from your response to our prior comment 10 that you will revise to include explanatory note (5) which shows how goodwill was calculated or determined. However, we note from explanatory note (5) that goodwill is calculated as reorganization value less “fair value of Dana assets (less goodwill).” Please revise to include the details of the allocation of the reorganization value to each type of asset and liability. Your revised disclosure should identify the amounts allocated to each category of assets and should include disclosure of the types and amounts of intangible assets identified. The disclosures should be presented in the form of a condensed balance sheet similar to that required by paragraph 51e of SFAS No. 141 and should clearly show how the reorganization value was allocated to the various categories of assets and liabilities as well as how goodwill was calculated or “excess reorganization value.”
Response:
We will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to expand explanatory note (5) (shown below in its entirety following our response to Item 3) to include a condensed balance sheet in accordance with the requirements of paragraph 51(e) of SFAS No. 141. Please note that this is a summarization of the Dana January 31, 2008 balance sheet shown in Note 2 (Note 1 in the Form 10-Q for the quarter ended March 31, 2008).
The disclosure of the types and amounts of intangible assets was included in Item 12 of our response dated July 21. We indicated that we would revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to include the following additional disclosure regarding the assumptions used in the valuation of our assets under fresh start accounting:
Intangible Assets — The financial information used to determine the fair value of intangible assets was consistent with the information used in estimating the enterprise value of Dana. Following is a summary of each category considered in the valuation of intangible assets:
o	Core technology — An income approach, the relief from royalty method, was used to value developed technology at $99 as of January 31, 2008. Significant assumptions included development of the forecasted revenue streams for each technology category by geographic region, estimated royalty rates for each technology category, applicable tax rates by geographic region and appropriate discount rates which considered variations among markets and geographic regions.

o	Trademarks and trade names — Four trade names/trademarks were identified as intangible assets: Dana, Spicer®, Victor-Reinz® and Long®. An income approach, the relief from royalty method, was used to value trademarks and trade names at $90 as of January 31, 2008. Significant assumptions included the useful life, the forecasted revenue streams for each trade name/trademark by geographic region, estimated applicable royalty rate for each technology category, applicable tax rates by geographic region and appropriate discount rates. For those indefinite lived trade names/trademarks (Dana and Spicer), terminal growth rates were also estimated.

o	Customer contracts and related relationships — Customer contracts and related relationships were valued by operating segment utilizing an income approach, the multi-period excess earnings method, which resulted in a valuation of $491. Significant assumptions included the forecasted revenue streams by customer by geographic region, the estimated contract renewal probability for each operating segment, estimated profit margins by customer by region, estimated charges for contributory assets for each customer (fixed assets, net working capital, assembled workforce, trade names/trademarks and developed technology), estimated tax rates by geographic region and appropriate discount rates.
Item 3.
Please tell us and revise footnote (5) to explain the nature and amounts of “emergence related cash payments after January 31, 2008” comprising the $(1,129) amount deducted in the computation of the reorganization value of Dana’s assets. Also, please explain why the amount allocated to debt in determining the value to be assigned to Dana’s common shares of $1,383 does not agree to the amount of $1,383 disclosed in footnote (2) to the pro forma balance sheet.
Response:
We will revise Note 2, Emergence from Chapter 11, beginning with our Form 10-Q for the quarter ended June 30, 2008 to expand explanatory note (5) (shown below in its entirety) to include an explanation of the $1,129 deducted as emergence-related cash payments:
The $1,129 in the caption “Adjustments to cash assumptions in valuation and emergence-related cash payments” in the table above represents adjustments to cash on hand for amounts expected to be paid for bankruptcy claims and fees after emergence of $962 (VEBA payment ($733), remaining administrative claims, priority tax claims, settlement pool claims and other classes of allowed claims ($212) and settlements (cures) for contract rejections ($17)). In addition, consistent with assumptions made in the valuation of enterprise value, available cash was reduced by $56 for DCC settlements and $111 for cash deposits which support letters of credit, a number of self-insured programs and lease obligations and are assumed to be unavailable to Dana.

The amount allocated to debt in determining the value of debt assigned to Dana common shares of $1,383 includes all of the acquired debt of Dana. The $1,236 in explanatory note (2) is the debt issued at emergence. The $1,383 consists of current notes payable of $143, long-term debt of $19 and the term loan facility of $1,221, which are shown in the last column (Dana) in our January 31, 2008 reorganized consolidated balance sheet in Note 2 to our consolidated financial statements.
The debt structure can be summarized as follows:

Debt issued at emergence:
Recorded as long-term debt	$1,221
Current portion	15

Debt issued at emergence	1,236

Debt of Prior Dana:
Notes payable including current portion of long-term debt	177
Less: DCC debt paid at emergence	(49)

Total short-term debt of prior Dana	128

Long-term debt of Prior Dana	19

Total acquired debt of Dana	$1,383

The revised explanatory note (5) would read as follows (changes from previous letter are in bold type):
(5)	Reconciliation of enterprise value to the reorganization value of Dana assets, determination of goodwill and allocation of compromise enterprise value to common stockholders:

Compromise total enterprise value	$3,563
Plus: cash and cash equivalents	2,147
Less: adjustments to cash assumptions used in valuation and emergence related cash payments after January 31, 2008	(1,129)
Plus: liabilities (excluding debt and liability for emergence bonuses)	3,694

Reorganization value of Dana assets	8,275
Fair value of Dana assets (excluding goodwill)	7,973

Reorganization value of Dana assets in excess of fair value (goodwill)	$302

Reorganization value of Dana assets	$8,275
Less: liabilities (excluding debt and the liability for emergence bonuses)	(3,694)
Less: debt	(1,383)
Less: minority interest costs)	(112)
Less: preferred stock (net of issuance	(771)
Less: liability for emergence bonus shares not issued at January 31, 2008	(47)

New common stock ($1) and paid-in capital ($2,267)	$2,268

Shares outstanding at January 31, 2008	97,971,791
Per share value	$23.15
The per share value of $23.15 was utilized to record the shares issued for allowed claims, the shares issued for the disputed claims reserve and the liability for shares issued to employees as emergence bonuses subsequent to January 31, 2008.

The $1,129 in the caption “Adjustments to cash assumptions used in valuation and emergence-related cash payments” in the table above represents adjustments to cash on hand for amounts expected to be paid for bankruptcy claims and fees after emergence of $962 (VEBA payment ($733), remaining administrative claims, priority tax claims, settlement pool claims and other classes of allowed claims ($212) and settlements (cures) for contract rejections ($17)). In addition, assumptions made in the valuation required that the available cash be reduced by $56 for DCC settlements and $111 for cash deposits which support letters of credit, a number of self-insured programs and lease obligations and are assumed to be unavailable to Dana.
The following table summarizes the allocation of fair values to assets and liabilities at the date of emergence as shown in the reorganized consolidated balance sheet as of January 31, 2008 :

Cash	$2,147
Current Assets	2,678
Goodwill	302
Intangibles	680
Investments and other assets	246
Investments in affiliates	181
Property, plant and equipment, net	2,041

Total assets	8,275

Less current liabilities (including notes payable and current portion of long-term debt)	(3,016)
Less long-term debt	(1,240)
Less long-term liabilities and minority interests	(980)

Total liabilities acquired	(5,236)

Net assets acquired	$3,039

Item 4.
We note from your response to our prior comment 16 that the $733 VEBA liability and $212 of other liabilities are included in Other accrued liabilities. In light of the fact that the total adjustment to Other accrued liabilities is only $886, please tell us where the $212 amount has been included in the reorganization balance sheet. If the amount is included in the opening balance, please state so in your response.
Response:
The $212 in Other accrued liabilities includes administrative and priority claims that were accrued during the course of the bankruptcy proceedings and as such are included in the opening balance of the reorganized consolidated balance sheet.

Acknowledgement:
In connection with responding to your comments, we again acknowledge that:
-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 419-535-4500 if you require additional information.
Very truly yours,

/s/ James A. Yost
James A. Yost
Chief Financial Officer